FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005 ("Annual Report") as follows:

  1.
  By adding the following to the "Corporate Outlook — Litigation" subsection of Exhibit (d) to the Annual Report:

    Innus of Pessamit

    In June 2006, the Innus of Pessamit announced their intention to re-activate an action which was filed in 1998 against the Attorney-General of Canada, the Attorney-General of Québec and Hydro-Québec seeking a judicial recognition of their aboriginal rights and title over certain areas of land in Québec where Hydro-Québec's Manicouagan-Outardes hydroelectric facilities are located. The Innus intend to seek various orders including an award of damages against Canada, Québec and Hydro-Québec, jointly and severally, in an amount of $11 billion. Québec and Hydro-Québec intend to contest this claim.

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ PAUL ROBILLARD Authorized Officer
Name: Paul Robillard Title: Corporate Treasurer

Date: June 30, 2006